UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41494

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRF Capital Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6506 S. Lewis Ave., Ste. 160
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Heinrich	918-744-1333	mark.heinrich@grfci.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M & K CPA's PLLC
(Name – if individual, state last, first, and middle name)

363 N. Sam Houston Parkway E, Ste. 650	Houston	TX	77060
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Heinrich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRF Capital Investors, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMANDA PARK
Notary Public - State of Oklahoma
Commission Number 12004733
My Commission Expires May 17, 2024

Amanda Park
Notary Public

Signature: Mark W. Heinrich

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRF CAPITAL INVESTORS, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
GRF Capital Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2021, the related statements of operations, changes in ownership equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming GRF Capital Investors, Inc. will continue as a going concern. As discussed in Note A to the financial statements, GRF Capital Investors, Inc. suffered a net loss of approximately $9,647 for the year ended December 31, 2021, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of GRF Capital Investors, Inc.'s management. Our responsibility is to express an opinion on GRF Capital Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GRF Capital Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming GRF Capital Investors, Inc. will continue as a going concern. As discussed in Note A to the financial statements, GRF Capital Investors, Inc. suffered losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GRF Capital Investors, Inc.'s financial statements. The supplemental information is the responsibility of GRF Capital Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as GRF Capital Investors Inc.'s auditor since 2019
Houston, TX
March 30, 2022

GRF Capital Investors, Inc.

Financial Statements

Statement of Financial Condition

As of December 31, 2021

ASSETS		
CURRENT ASSETS		
Cash In Bank	$	13,431
Account Receivables		13,197
Prepaid Expenses		393
Security Deposit		25,000
Total Current Assets		52,021
PROPERTY AND EQUIPMENT		
Equipment		44,508
Less: Accumulated Depreciation		(44,508)
Net Property and Equipment		-
OTHER ASSETS		
Other Assets		1,874
Total Other Assets		1,874
TOTAL: ASSETS	$	53,895
LIABILITES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITES		
Accounts Payable	$	10,633
Accrued Liabilities		8,092
Total Current Liabilities		18,725
LONG TERM LIABILITIES		
Total Liabilities		18,725
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308
Paid in excess		426,692
Retained Earnings		(396,830)
Total Stockholder's Equity		35,170
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$	**53,895**

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.

Financial Statements

Statement of Operations

For the Year-Ended December 31, 2021

REVENUES		
Commissions Earned	$	165,296
Other Revenues		7,350
Interest Income		459
Total Revenues		173,105
OPERATING EXPENSES		
Employment compensation and benefits		97,283
Floor brokerage, exchange and clearing		28,504
Occupancy		23,676
Other expenses		33,289
Total Operating Expenses		182,752
Operating Loss (EBIT)		(9,647)
Income Before Taxes		(9,647)
Taxes		(0)
NET INCOME (LOSS)	$	**(9,647)**
Net Loss Per Common Share: Basic & Diluted	$	**(0.018)**
Weighted Average Common Shares: Basic & Diluted	$	**530,800**

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(9,647)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		-
Losses (Gains) on sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		
Accounts Receivable		5,739
CRD Deposit		(101)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		4,919
Accrued Liabilities		(2,679)
Net Cash Provided By Operating Activities		(1,769)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Sale of Fixed Assets		-
Net Cash Provided By Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital In Excess Of Par		
Dividends Paid		-
Proceeds From Sale of Stock		-
Treasury Stock		-
Net Cash Provided By Financing Activities		
NET INCREASE IN CASH AND CASH EQUIVALENTS		(1,769)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		15,200
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	13,431

The accompanying foot notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021

	Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shs	Amt.	Shs.	Amt.	Amt.	Amt.
Balance at 12/31/2019	530,800	$5,308		$426,692	$ (387,183)	$ 44,817
Net Loss					(9,647)	(9,647)
Dividends						
Capital Infusion						
Balance at 12/31/21	530,800	$5,308		$426,692	$ (396,830)	$ 35,170

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
<u>**Financial Statements**</u>
Statement of Changes in Subordinated Liabilities
For the Year-Ended December 31, 2021

**No Statement is required as no subordinated liabilities exist
at any time during the year**

The accompanying notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Notes to Financial Statements
For the Year-Ended December 31, 2021

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31

Net earnings (loss) per share calculations

Net earnings (loss) per share dictates the calculation of basic earnings (loss) per share and diluted earnings per share. Basic earnings per share are computed by dividing the weighted average number of common shares outstanding per year. Diluted net earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the effect of dilutive securities, stock options and stock-based awards, plus the assumed conversion of convertible debt. At December 31, 2021, there were no such dilutive instruments.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

The financial statements of GRF Capital Investors, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. GRF Capital Investors, Inc. fiscal year end is December 31.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including length of time accounts receivable are past due and previous loss history. The Company provides reserves for accounts receivable when they become uncollectible any payments subsequently received on such receivables are credited to the allowances for doubtful accounts. As of December 31, 2021 the Company has determined that no allowances for doubtful accounts is required.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Going Concern

The Company had a net loss of approximately $9,647 for the year ended December 31, 2021. This matter, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. There can be no assurance that the Company will be successful in order to continue as a going concern. Management is focusing on smaller clients and hiring more registered representatives to increase revenue.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Account Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collection issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2021 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determinations is made.

Revenue Recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from the sale of mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, respectively were as follows:

	2021
Federal	$0*
State	0
Total	$0*

*Represents estimate for 2021 tax expense. Tax returns have not been filed for the year ended 2021 – Estimates were made with 21% Federal and 4.5% State tax rates.

The $15,000 income recognized from the gain on extinguishment of the PPP debt forgiveness (see NOTE J) is excluded from the net income for income tax consideration. The resulting net operating loss of $212 exclusive of this other income would result in a $0 income tax expense at December 31, 2021.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2021 is $0 is reflected in the operating expenses in the accompanying statement of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

Recent Accounting Pronouncements

All new accounting pronouncements recently issued or issued but not yet effective are not expected to have a material impact on our results of operations, cash flows or financial position.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through March 30, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2021 the Company had net capital of $32,897 which was $27,897 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 38.66% to 1. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE D – CONCENTRATION OF CREDIT RISK

Concentrations

For the year ended December 31, 2021, one of the Company's customers accounted for approximately $63,972 or 37% of revenues . As of December 31, 2021, RBC Capital Markets, LLC., the company's clearing broker- dealer accounted for 100% of the accounts receivable balance.

During 2021, (100%) percent of commission income was attributable to two registered representatives.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508
Less Accumulated Depreciation		(44,508)
Total		0

Depreciation expense was $0 for the year of December 31, 2021.

NOTE F – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company has

not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – RENT

The Company's rental agreement is on a month to month basis. Monthly rental expense is $1,973 and rent expense for the year ended December 31, 2021 was $23,676. At this time, the company does not foresee any changes in the near future with the present lessor's rental agreement.

NOTE I –FAIR VALUE OF FINANCIAL INSTRUMENTS

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

Level 1. Observable inputs such as quoted market prices in active markets;
Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2020, and as such, had no assets or liabilities that fell into the tiers described above.

GRF Capital, Investors, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity:		$ 38,170
Non-allowable assets:		
Fixed Assets		
Accounts Receivable		
Other Assets	2,267	$ (2,267)
Tentative Net Capital		$ 32,903

Computation of Net Capital

Haircuts		$ (-)
Undue Concentrations and Other Charges	-	(6)
Net Capital		$ 32,897
Minimum net capital as required as a percentage of aggregate indebtedness		$ 1,248
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 27,897

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 18,725
Percentage of aggregate indebtedness to net capital	56.92%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2021	$ 32,897
Adjustments:	
Change in Equity (Adjustments)	(3)
Change in Non-Allowable Assets	1
Change in Haircuts	-
Change in Undue Concentration	-
NCC per Audit	$ 32,895
Reconciled Difference	$ -

GRF Capital Investors, Inc.
Supplementary Statements Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2021 the Company had net capital of $32,897, which was $27,897 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 38.66%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

GRF Capital Investors, Inc.
Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

<u>**Auditor's Report on Review of Exemption Letter Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)**</u>



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
GRF Capital Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which (1) GRF Capital Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
March 30, 2022

GRF Capital Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

March 30, 2021

RE: Exemption Statement Rule 15c3-3(k) (2) (ii) FYE December 31, 2021

GRF Capital Investors, Inc. claims the (k)(2)(ii) Exemption under Rule 15c3-3; and GRF Capital Investors, Inc. has met the identified exemption provisions in {240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception. Additionally, please be advised that GRF Capital Investors, Inc., has compiled with Exemption Rule 15c3-3(k) (2) (ii) for the period of January 1, 2021 through December 31, 2021. GRF Capital Investors, Inc., did not hold customer securities of funds at any time during this period and has not done business on a limited basis in (publicly registered non-traded REITS and Oil & Gas partnerships). GRF Capital Investors, Inc.'s, past business has been similar in nature and has compiled to this exemption since its inception, June 19, 1989.

Mark W. Heinrich, the President of GRF Capital Investors, Inc. has made available to M&K CPAS, PLLC records and information including all communications from regulatory agencies received through the date of this report.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s, compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Sincerely,

Mark W. Heinrich

Mark W. Heinrich
GRF Capital Investors, Inc.
President & CEO

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